[Letterhead of Eversheds Sutherland (US) LLP]

June 6, 2018

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.
Registration Statement on Form N-2
filed June 6, 2018

 Dear Mr. O’Connor:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s Post-Effective Amendment No. 10 to the registration statement on Form N-2 (File No. 333-205405) (the “Prior Registration Statement”), filed with the Commission on August 23, 2017 and declared effective, as amended, on August 24, 2017, which Prior Registration Statement related to the registration of the Company’s common stock, preferred stock, subscription rights to purchase shares of the Company’s common stock and debt securities, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended March 31, 2018, together with disclosure relating thereto.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or the undersigned at (202) 383-0815.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:	Steven B. Boehm
Harry S. Pangas